

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

<u>Via E-mail</u>
Stephen R. Talbert
President and CEO
Bank of the Carolinas Corporation
135 Boxwood Village Drive
Mocksville, NC 27028

   Re: Bank of the Carolinas Corporation
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed March 26, 2014
      File No. 000-52195

Dear Mr. Talbert:

   We have completed our review of your filing as of December 19, 2014. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Michael Clampitt

            Michael Clampitt
            Senior Counsel